DO 11/30

SEC Mail Processing Section

NOV 29 2012

Washington DC
401

SECURITIES AND EXCHANGE COMMISSION


12062909

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 68060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Synergy Partners, Inc.
DBA Capital Synergy Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MacArthur Blvd., Suite 230
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Rapp 949-442-7413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Joseph Yafeh, CPA

(Name – *if individual, state last, first, middle name*)

11300 Olympic Boulevard, Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


American LegalNet, Inc.
www.FormsWorkFlow.com

OATH OR AFFIRMATION

I, William Rapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Synergy Partners, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

See Attached KS

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ACKNOWLEDGMENT

State of California
County of Orange)

On November 26th, 2012 before me, Kyle Smith, Notary Public
(insert name and title of the officer)

personally appeared William Rapp,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KYLE SMITH
Commission # 1912536
Notary Public - California
Orange County
My Comm. Expires Nov 8, 2014

Signature [signature] **(Seal)**

Re: Annual Audited Report - Form X-17A-5

Capital Synergy Partners, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2012

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Capital Synergy Partners, Inc. (the Company) as of September 30, 2012 and related statements of operations, changes in shareholder's equity and cash flows and for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2012 and the results of its operations, changes in shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
November 21, 2012

Capital Synergy Partners, Inc.
Statement of Financial Condition
September 30, 2012

Assets

Cash	
Checking	$ 53,208
Total Cash	53,208
Accounts receivable	72,230
Clearing Broker Deposit	50,000
Loan receivable - affiliated	384
Prepaid expenses	12,185
Property and equipment net of depreciation of $1,408	3,088
Total Assets	$ 191,095

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 6,536
Accrued liabilities	3,514
Commission payable	95,028
Total Liabilities	105,078
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized; 8602 shares issued and outstanding)	8,602
Paid in capital	359,628
Retained deficit	(282,213)
Total Shareholder's Equity	86,017
Total Liabilities and Shareholder's Equity	$ 191,095

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Operations
For the Year Ended September 30, 2012

Revenues	
Commissions	$ 1,191,772
Administrative services income	11,522
Other	66,683
Interest	70
Total Revenues	$ 1,270,047
Expenses	
Bank fees	$ 1,393
Commission expense	1,027,806
Depreciation	875
FINRA fees and licenses	20,943
Insurance	31,101
License & permits	9,678
Meals & entertainment	900
Management fee	20,000
Marketing	3,291
Office expense	6,844
Payroll tax	9,612
Postage	6,205
Professional services	30,898
Rent	18,000
Salaries	95,864
Seminars	159
SIPC	4,046
Technology	26,026
Telephone	2,560
Miscellaneous	130
Total Operating Expenses	1,316,331
(Loss) Before Tax Provision	(46,284)
Income Tax Provision	800
Net (Loss)	$ (47,084)

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2012

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Deficit	Total Equity
Balance, September 30, 2011	8,000	$ 8,000	$285,230	$(235,129)	$ 58,101
Capital contributions	602	602	74,398		75,000
Net (loss)				(47,084)	(47,084)
Balance, September 30, 2012	8,602	$ 8,602	$359,628	$(282,213)	$ 86,017

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Changes in Financial Condition
For the Year Ended September 30, 2012

Cash Flows from Operating Activities:	
Net (loss)	$ (47,084)
Depreciation	875
Changes in operating assets and liabilities:	
Accounts receivable	(54,706)
Income tax - refund	7,540
Prepaid expenses	(8,018)
Loan receivable	140
Accounts payable	4,685
Accrued liabilities	(10,689)
Commission payable	24,646
Net cash used by operating activities	(82,611)
Cash Flows from Investing Activities	
Purchase of equipment	(2,721)
Net cash used from investing activities	(2,721)
Cash Flows from Financing Activities:	
Capital contributions	75,000
Net decrease in cash	(10,332)
Cash at beginning of year	63,540
Cash at end of year	$ 53,208
Supplemental Information of cash flow information:	
Federal tax	$ 0
State tax	800
Interest paid	$ 0

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Notes to Financial Statements
September 30, 2012

Note 1 – Nature of Business

Capital Synergy Partners, Inc. (CSP) is owned by Andrew A. Holden Family Trust and William Rapp. CSP is registered as a securities broker-dealer conducting a general securities business on a fully disclosed basis as an introducing broker-dealer. CSP provides its clients the ability to purchase and/or sell Mutual Funds, Equities, Bonds, Unit trusts or closed end funds, REITs, exchange traded funds, and Private Placements (Best Efforts only). CSP also offers direct placement products such as limited partnerships, variable life insurance, and variable annuities directly to the general public through registered representatives. CSP also maintains margin accounts and option accounts for its clients. CSP registered representatives will have life insurance licenses in states where appropriate.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3 (k)(2)(ii) (the Customer Protection Rule), CSP conducts business on a fully disclosed basis clearing all transactions through its clearing firm. CSP will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capital Synergy Partners, Inc.
Notes to Financial Statements
September 30, 2012

Note 2 – Significant Accounting Policies (continued)

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Property and Equipment – Acquisitions of property and equipment of $1,000 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lease term.

Compensated Absences – Accumulated paid time off is accrued when incurred.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Note 3 – Fair Value (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2012:

Fair Value Measurements on a Recurring Basis
As of September 30, 2012

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$53,208	-	-	$53,208

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2012 consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$72,230	$95,028

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company is subleasing its premises from an affiliated company with a monthly lease payment of $1,500.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Capital Synergy Partners, Inc.
Notes to Financial Statements
September 30, 2012

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, the Company had net capital of $18,393 which was $11,388 in excess of its required net capital of $5,000. The Company's net capital ratio was 6 to 1.

Note 9 – Income Taxes

The Company has a net operating loss to be carried forward of approximately $267,000.

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal	$ 0
State	$ 800

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 11 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end September 30, 2012 through November 21, 2012 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Capital Synergy Partners, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2012

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 86,017
Nonallowable assets - schedule attached	(67,624)
Haircuts	0
Net Capital	$ 18,393
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -6.66% of net aggregate indebtedness	$ 7,005
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 7,005
Excess Capital	$ 11,388
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 7,885
Computation of aggregate Indebtedness	
Total liabilities	$ 105,078
Percentage of aggregate indebtedness to net capital	572%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$ 154,660
Unrecorded liabilities	(96,907)
Audit adjustment	(39,360)
Audited Net Capital	$ 18,393

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Non-Allowable Assets
For the Year Ended September 30, 2012

Non-Allowable Assets on	
Accounts receivable	$ 51,967
Loan receivable - affiliated	384
Property and equipment	3,088
Prepaid expenses	12,185
	$ 67,624

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

A computation of reserve requirement is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Capital Synergy Partners, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2012

Information relating to possession or control requirements is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Capital Synergy Partners, Inc. (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
November 21, 2012

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

To the Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Capital Synergy Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Capital Synergy Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Synergy Partners, Inc.'s management is responsible for Capital Synergy Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Board of Directors
Capital Synergy Partners, Inc.
Newport Beach, California

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
November 21, 2012